ZAB RESOURCES INC.

INFORMATION CIRCULAR
(containing information as at April 21, 2008)

For the Annual General Meeting
to be held on Friday, May 30, 2008

SOLICITATION OF PROXIES

This information circular is furnished in connection with the solicitation of proxies by the management of Zab Resources Inc., (the "Company") for use at the annual general meeting (the "Meeting"), of the shareholders (the "Shareholders") of the Company, to be held on Friday, May 30, 2008 at the time and place and for the purposes set forth in the accompanying notice of meeting and at any adjournment thereof. The solicitation will be primarily by mail, however, proxies may be solicited personally or by telephone by the regular officers and employees of the Company. The cost of solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of proxy are directors and/or officers of the Company. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE ENCLOSED INSTRUMENT OF PROXY. TO EXERCISE THIS RIGHT, A SHAREHOLDER SHALL STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE INSTRUMENT OF PROXY AND INSERT THE NAME OF HIS NOMINEE IN THE BLANK SPACE PROVIDED, OR COMPLETE ANOTHER INSTRUMENT OF PROXY. A PROXY WILL NOT BE VALID UNLESS IT IS DEPOSITED WITH THE COMPANY'S REGISTRAR AND TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, 9TH FLOOR, 100 UNIVERSITY AVENUE, TORONTO, ONTARIO, M5J 2Y1, NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF.

The instrument of proxy must be signed by the Shareholder or by his attorney in writing, or, if the Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

A Shareholder who has given a proxy may revoke it at any time before it is exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or by his attorney authorized in writing, or, if the Shareholder is a corporation, it must either be under its common seal, or signed by a duly authorized officer and deposited at the registered office of the Company at Suite 1600, 609 Granville Street, Vancouver, British Columbia, V7Y 1C3, or with the Company’s registrar and transfer agent, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it, at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment of it.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed instrument of proxy will vote the shares in respect of which they are appointed.  Where directions are given by the Shareholder in respect of voting for or against any resolution, the proxyholder will do so in accordance with such direction.

IN THE ABSENCE OF ANY INSTRUCTION IN THE PROXY, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING AS STATED UNDER THE HEADINGS IN THIS INFORMATION CIRCULAR.  The instrument of proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to the matters which may properly be brought before the Meeting. At the time of printing this information circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.  However, if any other matters which are not now known to the management should properly come before the Meeting, the proxies hereby solicited will be voted on such matters in accordance with the best judgment of the nominee.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

General

The authorized capital of the Company consists of an unlimited number of common and preferred shares without par value of which 27,323,620 common shares were issued and outstanding as of April 21, 2008, each share carrying the right to one vote.  No preferred shares have been issued.

Only Shareholders of record as of April 21, 2008 (the “Record Date”) who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote, or have their common shares voted, at the Meeting.  A list of Shareholders as of the Record Date is available for inspection at the office of the Company’s registrar and transfer agent, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, and will also be available for inspection at the Meeting.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold common shares in their own name.  Shareholders who do not hold their common shares in their own name (referred to in this information circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting.  If common shares are listed in an account statement provided to a Shareholder by a broker, then, in almost all cases, those common shares will not be registered in the Shareholder's name on the records of the Company.  Such common shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker.  In Canada, the vast majority of such common shares are registered under the name CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms).  The common shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, a broker and its agents are prohibited from voting shares for the broker's clients.  Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person.

There are two kinds of beneficial owners - those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners). Up until September 2002, Issuers (including the Directors and Officers of the Corporation) had no knowledge of the identity of any of their beneficial owners including NOBOs. Subject to the provision of National Instrument 54-101, Communication with Beneficial Owners of Securities of Reporting Issuers, however, after September 1, 2002 issuers could request and obtain a list of their NOBOs from intermediaries via their Transfer Agents. Prior to September 1, 2004 issuers could obtain this NOBO list and use it for specific purposes connected with the affairs of the corporation except for the distribution of proxy-related materials directly to NOBOs. This was stage one of the implementation of the Instrument. Effective for shareholder meetings taking place on or after September 1, 2004 issuers can obtain and use this NOBO list for distribution of proxy-related materials directly (not via Broadridge Investor Communications Solutions, Canada) to NOBOs. This is stage two of the implementation of the Instrument.

This year, the Company has decided to take advantage of those provisions of National Instrument 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (VIF) from our Transfer Agent, Computershare Trust Company of Canada (or Computershare Investor Services Inc. as the case might be) "Computershare". These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contain complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

Principal Holders of Voting Shares

To the knowledge of the directors and senior officers of the Company, as of the Record Date, only the following beneficially own, or control or direct, directly or indirectly, common shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company.

Name and Municipality of Residence	Number of Common Shares Held	Percentage of Issued Shares
Bedo H. Kalpakian, Richmond, BC and Jacob H. Kalpakian, Vancouver, BC	13,556,820(1)	49.62%

(1)

Of these shares, 6,464,801 common shares are held by Bedo H. Kalpakian directly, 5,623,019 common shares are held by Jacob H. Kalpakian directly and, 1,469,000 common shares are held by Kalpakian Bros. of B.C. Ltd., a private company of which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders.

(2)

The above information was supplied by the Registrar and Transfer Agent and the Management of the Company.

EXECUTIVE COMPENSATION

Summary Compensation Table

In accordance with the provisions of applicable securities legislation, the Company had two (2) "Named Executive Officers" during the financial year ended December 31, 2007, namely Mr. Bedo Kalpakian, the President, CEO, CFO and a director of the Company and Mr. Jacob Kalpakian, the Vice President and a director of the Company.  The table below sets forth the details of compensation paid by the Company to Mr. Bedo Kalpakian and Mr. Jacob Kalpakian for their services as Named Executive Officers during each of the last three fiscal years.

Definitions:

For the purpose of this Information Circular:

“Chief Executive Officer” or “CEO” of the Company means an individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

“Chief Financial Officer” or “CFO” of the Company means an individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year.

"Executive Officer" of the Company for the financial year, means an individual who at any time during the year was:

(a)

a chair of the Company;

(b)

a vice-chair of the Company;

(c)

the president of the Company;

(d)

a vice-president of the Company in charge of a principal business unit, division or function  including sales, finance or production; or

(e)

an individual who performs a policy-making function in respect of the Company.

"Named Executive Officers" or “NEOs” means:

(a)

each CEO;

(b)

each CFO;

(c)

each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year, and whose total salary and bonus exceeds $150,000; and

(d)

any additional individuals for whom disclosure would have been provided under (c) above, but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year-end.

"Long Term Incentive Plan" or "LTIP" means any plan providing compensation intended to motivate performance over a period greater than one financial year.  LTIPs do not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale.

"Stock Appreciation Right" or "SAR" means a right, granted by an issuer or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly trading securities.

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
		Salary(1) ($)	Bonus ($)	Other Annual Compensation ($)	Awards		LTIP Payouts ($)
					Securities Under Options/ SARs Granted (#)	Securities or Units Subject to Resale Restrictions ($)
Bedo H. Kalpakian, President, CEO and CFO	2007 2006 2005	$180,000 $180,000 $150,000	N/A N/A N/A	N/A N/A N/A	1,878,030(2) NIL NIL	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Jacob H. Kalpakian, Vice- President	2007 2006 2005	$180,000 $180,000 $150,000	N/A N/A N/A	N/A N/A N/A	1,878,030(2) NIL NIL	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

(1)

Mr. Bedo Kalpakian and Mr. Jacob Kalpakian are paid indirectly through Kalpakian Bros. of B.C. Ltd. pursuant to a management services agreement.  Refer to “Termination of Employment, Change in Responsibilities and Employment Contracts” and “Management Contracts” for further particulars.

(2)

Options to purchase up to 1,878,030 common shares at $0.05 each with an expiry date of June 15, 2011.

Long -Term Incentive Plans - Awards In Most Recently Completed Fiscal Year

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the most recently completed fiscal year.

Options/SAR’S Granted During The Most Recently Completed Fiscal Year

During the Company's most recently completed fiscal year a total of 3,756,060 incentive stock options were granted to the Named Executive Officers.  No SAR's were granted to the Named Executive Officers.

Aggregated Option/SAR Exercises During the Most Recently Completed Fiscal Year and Fiscal Year-End Option/SAR Values

No stock options were exercised by the Named Executive Officers during the year ended December 31, 2007.  The following table sets forth the value of unexercised stock options at the fiscal year end.

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SAR’s at FY-End (#) Exercisable/ Unexercisable (d)(1)	Value of Unexercised in-the-Money Options/SAR’s at FY-End ($) Exercisable/ Unexercisable (e)(2)
Bedo H. Kalpakian	n/a	n/a	1,878,030/Nil	$Nil/$Nil
Jacob H. Kalpakian	n/a	n/a	1,878,030/Nil	$Nil/$Nil

(1)

All of these stock options have fully vested.  The Company does not have any SAR's outstanding.

(2)

The value was determined using the last price at which the Company's shares traded on the OTC Bulletin Board on December 31, 2007 of US$0.048 less the exercise price of in the money stock options.

Option and SAR Repricings

None of the stock options held by the Named Executive Officers were re-priced during the fiscal year ended December 31, 2007.

Termination of Employment, Change in Responsibilities and Employment Contracts

Effective July 1, 2005, the Company entered into a management services agreement (the "Management Services Agreement") with Kalpakian Bros. of B.C. Ltd., a private company which is owned by Bedo H. Kalpakian and Jacob H. Kalpakian.  Pursuant to the Management Services Agreement, the Company pays monthly management fees to Kalpakian Bros. of B.C. Ltd. of $30,000 plus G.S.T., of which $15,000 plus G.S.T. is payable indirectly to Bedo H. Kalpakian and $15,000 plus G.S.T. is payable indirectly to Jacob H. Kalpakian for providing management services to the Company.  The Management Services Agreement expires in October, 2008, is renewable on an annual basis and may be terminated by either party upon providing 3 (three) months notice in writing.  During the most recently completed financial year, the amount of $360,000 plus G.S.T. was paid to Kalpakian Bros. of B.C. Ltd.

COMPENSATION OF DIRECTORS

Effective as of July 1, 2005, the Company's Board of Directors resolved to remunerate two independent directors, Messrs. Wayne Murton and Gregory McFarlane, in the amount of $1,667.00 plus $101.31 G.S.T per month and $834 per month, respectively.  Effective as of June 30, 2007, the Company and Messrs. Murton and McFarlane agreed to terminate the aforementioned arrangement.  As of June 30, 2007 director's fees of $21,671 plus GST of $1,317 were owed to Mr. Murton and director's fees of $14,178 were owed to Mr. McFarlane.  Messrs. Murton and McFarlane entered into share for debt settlement agreements with the Company dated effective July 12, 2007.  Pursuant to those agreements the Company issued 459,760 common shares at $0.05 per share to Mr. Murton and 283,560 common shares at $0.05 per share to Mr. McFarlane in settlement of the debts.

During the Company's most recently completed fiscal year, a total of 500,000 stock options were granted to two independent directors of the Company as follows:

Name	Number of Shares Under Option	Exercise Price	Expiry Date
Wayne Murton	250,000	$0.05	June 15, 2011
Gregory McFarlane	250,000	$0.05	June 15, 2011

MANAGEMENT CONTRACTS

Pursuant to the Management Services Agreement, Bedo H. Kalpakian and Jacob H. Kalpakian provide management services to the Company through their private company, Kalpakian Bros. of B.C. Ltd.  During the most recently completed financial year, the amount of $360,000 plus G.S.T. was paid to Kalpakian Bros. of B.C. Ltd. (of which $180,000 plus G.S.T. was paid indirectly to Bedo H. Kalpakian and $180,000 plus G.S.T. was paid indirectly to Jacob H. Kalpakian).  Further details of the Management Services Agreement are described under the heading "Termination of Employment, Change in Responsibilities and Management Contracts".

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out particulars of the compensation plans under which equity securities of the Company are authorized for issuance as of December 31, 2007:

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	A Number of securities to be issued upon exercise of outstanding options, warrants and rights	B Weighted average exercise price of outstanding options, warrants and rights	C Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A)
Equity compensation plans approved by securityholders	4,456,060	$0.05	1,008,664
Equity compensation plans not approved by securityholders	NIL	N/A	NIL
TOTALS:	4,456,060	$0.05	1,008,664

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than "routine indebtedness" as defined in applicable securities legislation, since the beginning of the last fiscal year of the Company, none of:

(a)

the directors or executive officers of the Company;

(b)

the proposed nominees for election as a director of the Company; or

(c)

any associates of the foregoing persons;

is or has been indebted to the Company or any of its subsidiaries or has been indebted to any other entity where that indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, and which was not entirely repaid on or before the date of this information circular.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, no proposed nominee for director and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For purposes of the following discussion, "Informed Person" means (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an Informed Person or a subsidiary of the Company; (c) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the Company, other than the voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself if it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Except as disclosed below or in the notes to the Company's financial statements for the financial year ended December 31, 2007, since January 1, 2007 none of:

(a)

the Informed Persons of the Company;

(b)

the proposed nominees for election as a Director of the Company; or

(c)

any associate or affiliate of the foregoing persons,

has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company or any subsidiary of the Company.

On December 19, 2007, the Company entered into private placement flow-through financing agreements with Messrs. Bedo Kalpakian and Jacob Kalpakian pursuant to which each of them purchased 600,000 Units of the Company at the purchase price of $0.05 per unit for total proceeds to the Company of $60,000.  Each unit consisted of one common share of the Company which were flow-through shares pursuant to the provisions of the Income Tax Act (Canada) and one non-transferable share purchase warrant, each warrant entitling the holder to purchase one flow-through common share at a price of $0.05 per share until December 31, 2008.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the period ended December 31, 2007 (the "Financial Statements"), together with the Auditor's Report thereon, will be presented to Shareholders at the Meeting.  The Financial Statements, together with the Auditor's Report thereon and the Annual Report to Shareholders, are being mailed to Shareholders of record with this Information Circular.

ELECTION OF DIRECTORS

The persons named in the enclosed Instrument of Proxy intend to vote in favour of fixing the number of Directors at four.  Although Management is nominating four individuals to stand for election, the names of further nominees for Directors may come from the floor at the Meeting.

Each Director of the Company is elected annually and holds office until the next Annual General Meeting of Shareholders, until his successor is duly elected, or until his resignation as a Director.

In the absence of instructions to the contrary, the shares represented by Proxy will be voted for the nominees herein listed.  Management does not contemplate that any of the nominees will be unable to serve as a Director.

INFORMATION CONCERNING NOMINEES SUBMITTED BY MANAGEMENT

The following table sets out the names of the persons proposed to be nominated by Management for election as a director, the municipality in which each person is ordinarily resident, the positions and offices which each presently holds with the Company, the period of time for which each person has been a director of the Company, the respective principal occupations or employment during the past five years if such nominee is not presently an elected Director and the number of common shares of the Company which each beneficially owns, or controls or directs, directly or indirectly, as of the date of this Information Circular.  The four nominees are all currently directors of the Company.

The nominees for the office of director and information concerning them as furnished by the individual nominees are as follows:

Name, position with the Company and Municipality of Residence(1)	Principal Occupation for the past five years(2)	Date Served as Director Since	Common Shares Held(3)

Bedo H. Kalpakian* President, CEO, CFO and Director Richmond, BC	President of the Company; Chairman of Las Vegas From Home.com Entertainment Inc.	August 24, 1984	6,464,801 (direct) 1,469,000 (indirect)(4)

Jacob H. Kalpakian Vice President and Director Vancouver, BC	Vice President of the Company; President and C.E.O. of Las Vegas From Home.com Entertainment Inc.	January 2, 1991	5,623,019 (direct) 1,469,000 (indirect)(4)

Gregory Todd McFarlane* Director Las Vegas, Nevada	Freelance Advertising Copywriter, Las Vegas, Nevada .	October 1, 1992	283,560 (direct)

James Wayne Murton* Director Kelowna, BC	President of J.W. Murton & Associates, a geological engineering and mining services company.	April 15, 1999	459,760 (direct)

*  Members of the Company's Audit Committee.  The Company does not have an Executive Committee.

(1)

For the purposes of disclosing positions held in the Company, "Company" shall include the Company and a parent or subsidiary thereof.

(2)

All Directors were elected at the last Annual General Meeting.  Unless otherwise stated above, all nominees have held the principal occupation or employment indicated for the past five years.

(3)

Common shares beneficially owned by directors (directly or indirectly or over which control or direction is exercised) is based on information furnished to the Company by the nominees.

(4)

These common shares are held by Kalpakian Bros. of B.C. Ltd., a private company of which Bedo H. Kalpakian and Jacob H. Kalpakian are the principal shareholders.

The Company does not currently have an Executive Committee of its Board of Directors.

None of the proposed nominees for director have been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company that:

(a)

while that person was acting in that capacity, was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days (an "Order"); or

(b)

was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

None of the proposed nominees for director has, within 10 years before the date of this Information Circular, been a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

None of the proposed nominees for director have, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets.

AUDIT COMMITTEE DISCLOSURE

The charter of the Company's audit committee and the other information required to be disclosed by Form 52-110F2 are attached as Schedule "A".

CORPORATE GOVERNANCE

The information required to be disclosed by National Instrument 58-101 Disclosure of Corporate Governance Practices is attached to this information circular as Schedule "B".

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the re-appointment of Smythe Ratcliffe, PKF, Chartered Accountants, of 7th Floor, Marine Building, 355 Burrard Street, Vancouver, British Columbia V6C 2G8, as the Auditor of the Company to hold office until the next Annual General Meeting of the Shareholders at remuneration to be fixed by the Board of Directors.  Smythe Ratcliffe, PKF, Chartered Accounts were initially appointed as auditor of the Company on April 10, 2003.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Re-approval of the Stock Option Plan adopted on March 12, 2004

Shareholders are being asked to re-approve the"20% rolling plan" (the "2004 Stock Option Plan") which was previously approved by Shareholders at the Company’s 2004 annual general meeting.

1.

Number of common shares Reserved for Issuance under the Plan

Under the Plan, that number of common shares as is equal to 20% of the Company's issued and outstanding common shares from time to time may be reserved for the granting of stock options.

2.

Purposes of the Plan and Eligibility

The purpose of the Plan is to advance the interests of the Company by providing eligible persons with additional incentive; encouraging stock ownership of eligible persons; increasing the proprietary interest of eligible persons in the success of the Company; encouraging eligible persons to remain with the Company or its subsidiaries; and attracting new employees, directors and officers.

Directors, senior officers, consultants, employees, and management company employees of the Company and its subsidiaries are eligible to participate in the Plan.

While the Board, or any Committee to which administration of the Plan may be delegated, may, at its discretion, decide which terms to include in any option agreement on a case-by-case basis and there is no obligation on the Board or such Committee, if any, to use an identical form of option agreement or stipulate identical terms for each category of optionee or otherwise, the Board imposes certain restrictions as set out below.

The aggregate number of common shares that may be reserved for issuance pursuant to an option or options granted to any one individual in any 12-month period shall not exceed 5% and in the case of insiders, 10%, of the issued and outstanding common shares, calculated at the date any such option is granted.  The maximum number of common shares which may be issued to Insiders under the Plan or any other share compensation arrangement within any 12 month period shall be 10% of the common shares issued and outstanding at the time of issuance.

3.

Vesting Requirements

For any option granted under the Plan, the Board of Directors may, at its sole discretion, determine whether such option shall vest immediately or be subject to such vesting schedule as the Board may deem appropriate in the circumstances.

Notwithstanding the above, in the event a take-over bid, as defined in the Securities Act (British Columbia) but (excluding an exempt take-over bid pursuant to section 98 of the Act) is made by any offeror to acquire outstanding voting or equity securities of the Company, the Board of Directors shall have the power and authority to pass a resolution deeming options that have not vested at the time to have vested, so as to enable optionees to exercise their respective options to the fullest extent possible and to tender all shares thereunder to such take-over bid.

4.

Termination or Expiry of Options

The Plan stipulates that options may be granted under the Plan with a maximum term of five years.

Except as otherwise determined by the Board options granted under the Plan must expire within 90 days after an optionee ceases to be a director, senior officer, consultant, employee or management company employee. Termination for cause shall result in expiry of the affected option effective immediately upon such termination.

In the event of an optionee’s death, the deceased’s option may be exercised by his or her heirs or administrators within one year after the date of death (to the extent that the optionee was entitled to exercise such option as of the date of death).

5.

Other Material Terms

The exercise price for any option shall be fixed by the Board. The Plan stipulates that the minimum exercise price may be at a discount of 25% to the closing market price of the Company’s common shares on the day preceding the grant of the option but not less than $0.05 per share.

All options granted and any common shares issuable upon exercise thereof shall be subject to any resale restrictions under applicable securities laws.

All options are non-assignable and non-transferable (subject to the options being exercisable by the optionee’s heirs or administrators in the event of the optionee’s death).

The Board of Directors may at any time, and from time to time, amend the Plan. However, no amendment shall be effective unless approved by the shareholders of the Company to the extent shareholder approval is necessary for the Plan to satisfy any stock exchange or quotation system listing requirements. The Board shall not make any changes to any existing option agreements that are adverse to the optionee unless such optionee first consents in writing to any such changes.

If any change is made in the common shares subject to the Plan, or subject to any option (through merger, consolidation, reorganization, recapitalization, stock dividend, dividend property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by the Company), the Plan will be appropriately adjusted in the type(s) and maximum number of securities subject to the Plan and the maximum number of securities subject to award to any person, and the outstanding options will be appropriately adjusted in the type(s) and number of securities and price per share of shares subject to such outstanding options.

The Board of Directors unanimously recommends that shareholders ratify, confirm and approve the re-approval of the 2004 Stock Option Plan by voting in favour of the above resolution.  It is the intention of the persons named in the enclosed Proxy, in the absence of instructions to the contrary, to vote the Proxy in favour of the resolution approving the re-approval of the 2004 Stock Option Plan.

For purposes of determining whether the resolution has received the requisite approval of 50% plus one vote of the votes cast at the Meeting, votes attaching to common shares held by "related persons" (as defined in National Instrument 45-106) will be excluded.  As of the Record Date the number of common shares held by related persons, and accordingly the number of votes which will be excluded from voting, is 14,300,140 common shares.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com.  Financial information relating to the Company is provided in the Company’s comparative financial statements and MD&A for the financial year ended December 31, 2007.  Shareholders may contact the Company to request copies of financial statements and MD&A at its head office.

APPROVAL OF THE DIRECTORS

The directors of the Company have approved the content and the sending of this information circular.

DATED at Vancouver, British Columbia, this 21st day of April, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

ZAB RESOURCES INC.

“Bedo H. Kalpakian”

Bedo H. Kalpakian,
President, Chief Executive Officer,
Chief Financial Officer and Director

SCHEDULE "A"

ZAB RESOURCES INC.

FORM 52-110F2

AUDIT COMMITTEE DISCLOSURE

ITEM 1:

THE AUDIT COMMITTEE'S CHARTER

Purpose

The overall purpose of the Audit Committee (the "Committee") of Zab Resources Inc. (the "Company") is to ensure that the Company's management has designed and implemented an effective system of internal financial controls, to review and report on the integrity of the consolidated financial statements and related financial disclosure of the Company, and to review the Company's compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of financial information.  It is the intention of the Board that through the involvement of the Committee, the external audit will be conducted independently of the Company's Management to ensure that the independent auditors serve the interests of Shareholders rather than the interests of Management of the Company.  The Committee will act as a liaison to provide better communication between the Board and the external auditors.  The Committee will monitor the independence and performance of the Company's independent auditors.

Composition, Procedures and Organization

(1)

The Committee shall consist of at least three members of the Board of Directors (the "Board").

(2)

At least two (2) members of the Committee shall be independent and the Committee shall endeavour to appoint a majority of independent directors to the Committee, who in the opinion of the Board, would be free from a relationship which would interfere with the exercise of the Committee members' independent judgment. At least one (1) member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices applicable to the Company. For the purposes of this Charter, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

(3)

The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

(4)

Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair and a secretary from among their number.

(5)

The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

(6)

The Committee shall have access to such officers and employees of the Company and to the Company's external auditors, and to such information respecting the Company, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

(7)

Meetings of the Committee shall be conducted as follows:

(a)

the Committee shall meet at least four times annually at such times and at such locations as may be requested by the chair of the Committee. The external auditors or any member of the Committee may request a meeting of the Committee;

(b)

the external auditors shall receive notice of and have the right to attend all meetings of the Committee; and

(c)

management representatives may be invited to attend all meetings except private sessions with the external auditors.

(8)

The internal auditors and the external auditors shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary. The Committee, through its chair, may contact directly any employee in the Company as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

ROLES AND RESPONSIBILITIES

(9)

The overall duties and responsibilities of the Committee shall be as follows:

(a)

to assist the Board in the discharge of its responsibilities relating to the Company's accounting principles, reporting practices and internal controls and its approval of the Company's annual and quarterly consolidated financial statements and related financial disclosure;

(b)

to establish and maintain a direct line of communication with the Company's internal and external auditors and assess their performance;

(c)

to ensure that the management of the Company has designed, implemented and is maintaining an effective system of internal financial controls; and

(d)

to report regularly to the Board on the fulfilment of its duties and responsibilities.

(10)

The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:

(a)

to recommend to the Board a firm of external auditors to be engaged by the Company, and to verify the independence of such external auditors;

(b)

to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

(c)

review the audit plan of the external auditors prior to the commencement of the audit;

(d)

to review with the external auditors, upon completion of their audit:

A.

contents of their report;

B.

scope and quality of the audit work performed;

C.

adequacy of the Company's financial and auditing personnel;

D.

co-operation received from the Company's personnel during the audit;

E.

internal resources used;

F.

significant transactions outside of the normal business of the Company;

G.

significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

H.

the non-audit services provided by the external auditors;

(e)

to discuss with the external auditors the quality and not just the acceptability of the Company's accounting principles; and

(f)

to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management.

(11)

The duties and responsibilities of the Committee as they relate to the internal control procedures of the Company are to:

(a)

review the appropriateness and effectiveness of the Company's policies and business practices which impact on the financial integrity of the Company, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(b)

review compliance under the Company's business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Committee may deem appropriate;

(c)

review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Company; and

(d)

periodically review the Company's financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

(12)

The Committee is also charged with the responsibility to:

(a)

review the Company's quarterly statements of earnings, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;

(b)

review and approve the financial sections of:

A.

the annual report to Shareholders;

B.

the annual information form, if required;

C.

annual and interim MD&A;

D.

prospectuses;

E.

news releases discussing financial results of the Company; and

F.

other public reports of a financial nature requiring approval by the Board,

and report to the Board with respect thereto;

(c)

review regulatory filings and decisions as they relate to the Company's consolidated financial statements;

(d)

review the appropriateness of the policies and procedures used in the preparation of the Company's consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(e)

review and report on the integrity of the Company's consolidated financial statements;

(f)

review the minutes of any audit committee meeting of subsidiary companies;

(g)

review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the consolidated financial statements;

(h)

review the Company's compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of financial information; and

(i)

develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board of Directors following each annual general meeting of shareholders.

(13)

The Committee shall have the authority:

(a)

to engage independent counsel and other advisors as it determines necessary to carry out its duties,

(b)

to set and pay the compensation for any advisors employed by the Committee; and

(c)

to communicate directly with the internal and external auditors.

ITEM 2:

COMPOSITION OF THE AUDIT COMMITTEE

The current members of the Committee are Bedo H. Kalpakian, Gregory Todd McFarlane and James Wayne Murton.  All of the members are financially literate.  Only Gregory Todd McFarlane and James Wayne Murton are considered to be independent. "Independent" and "financially literate" have the meaning used in Multilateral Instrument 52-110 (the "Instrument") of the Canadian Securities Administrators.

ITEM 3:

RELEVANT EDUCATION AND EXPERIENCE

The Instrument provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

All of the members of the Company’s audit committee are financially literate as that term is defined in the Instrument.

The Chairman of the Audit Committee, Bedo H. Kalpakian sits on audit committees of other public issuers.  Greg McFarlane sits on the audit committee of a public issuer and J. Wayne Murton, sits on the audit committee of two public issuers other than that of the Company.  All members have an understanding of the accounting principles used by the Issuer to prepare its financial statements and have an understanding of its internal controls and procedures for financial reporting.

ITEM 4:

AUDIT COMMITTEE OVERSIGHT

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor (currently, Smythe Ratcliffe, PKF, Chartered Accountants) not adopted by the Board.

ITEM 5

RELIANCE ON CERTAIN EXEMPTIONS

Since the effective date of MI 52-110, the Company has not relied on the exemptions contained in sections 2.4 or 8 of MI 52 110.  Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided.  Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

ITEM 6:

PRE-APPROVAL POLICIES AND PROCEDURES

Formal policies and procedures for the engagement of non-audit services have yet to be formulated and adopted.   Subject to the requirements of the Instrument, the engagement of non-audit services is considered by the Company's Board of Directors, and where applicable by the Audit Committee, on a case by case basis.

ITEM 7:

EXTERNAL AUDITOR SERVICE FEES (BY CATEGORY)

The aggregate fees charged to the Company by the external auditor in each of the last two fiscal years are as follows:

	FYE 2006	FYE 2007
Audit fees for the year ended	$37,739	$34,000
Audit related fees	Nil	3,087
Tax fees	$2,000(1)	$1,500(1)
All other fees (non-tax)	Nil	Nil
Total Fees:	$39,739	$38,587

(1)

These fees are for preparation and filing of the Company's tax return.

ITEM 8:

EXEMPTION

In respect of the most recently completed financial year, the Company is relying on the exemption set out in section 6.1 of the Instrument with respect to compliance with the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of the Instrument.

SCHEDULE "B"

ZAB RESOURCES INC.

CORPORATE GOVERNANCE

Pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices the Company is required to and hereby discloses its corporate governance practices as follows.

ITEM 1.

BOARD OF DIRECTORS

The Board of Directors of the Company facilitates its exercise of independent supervision over the Company’s management through frequent meetings of the Board.

Mr. Gregory McFarlane, a director of the Company, is "independent" in that he is independent and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with the best interests of the Company, other than the interests and relationships arising from shareholdings.

Mr. James Murton, a director of the Company, is "independent" in that he is independent and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with the best interests of the Company, other than the interests and relationships arising from shareholdings.

Mr. Bedo Kalpakian is the President, Chief Executive Officer and Chief Financial Officer of the Company and is therefore not independent.

Mr. Jacob Kalpakian is the Vice-President and a Director of the Company and is therefore not independent.

ITEM 2.

DIRECTORSHIPS

The directors of the Company are currently directors of the following other reporting issuers:

Name of Director	Name of Reporting Issuer	Term
Bedo H. Kalpakian	Las Vegas From Home.com Entertainment Inc. Colt Resources Inc. Mountain Capital Inc. Touchdown Capital Inc.	August 1987 to present September 2004 to present September 2005 to present July 2005 to present
Jacob H. Kalpakian	Las Vegas From Home.com Entertainment Inc. Colt Resources Inc. Mountain Capital Inc. Touchdown Capital Inc.	January 1991 to present September 2004 to present September 2005 to present July 2005 to present
Gregory Todd MacFarlane	Las Vegas From Home.com Entertainment Inc.	October 1992 to present
James Wayne Murton	Mountain Capital Inc. Colt Resources Inc.	September 2005 to present June 2007 to present

ITEM 3.

ORIENTATION AND CONTINUING EDUCATION

The Board of Directors of the Company brief all new directors with the policies of the Board of Directors, and other relevant corporate and business information.

ITEM 4.

ETHICAL BUSINESS CONDUCT

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Under the corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, and disclose to the board the nature and extent of any interest of the director in any material contract or material transaction, whether made or proposed, if the director is a party to the contract or transaction, is a director or officer (or an individual acting in a similar capacity) of a party to the contract or transaction or has a material interest in a party to the contract or transaction.  The director must then abstain from voting on the contract or transaction unless the contract or transaction (i) relates primarily to their remuneration as a director, officer, employee or agent of the Company or an affiliate of the Company, (ii) is for indemnity or insurance for the benefit of the director in connection with the Company, or (iii) is with an affiliate of the Company.  If the director abstains from voting after disclosure of their interest, the directors approve the contract or transaction and the contract or transaction was reasonable and fair to the Company at the time it was entered into, the contract or transaction is not invalid and the director is not accountable to the Company for any profit realized from the contract or transaction.  Otherwise, the director must have acted honestly and in good faith, the contract or transaction must have been reasonable and fair to the Company and the contract or transaction be approved by the shareholders by a special resolution after receiving full disclosure of its terms in order for the director to avoid such liability or the contract or transaction being invalid.

ITEM 5.

NOMINATION OF DIRECTORS

The Board of Directors is responsible for identifying individuals qualified to become new Board members and recommending to the Board new director nominees for the next annual meeting of the shareholders.

New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the time required, shown support for the Company’s mission and strategic objectives, and a willingness to serve.

ITEM 6.

COMPENSATION

The Board of Directors conducts reviews with regard to directors’ compensation once a year.  To make its recommendation on directors’ compensation, the Board of Directors takes into account the types of compensation and the amounts paid to directors of comparable publicly traded Canadian companies.

ITEM 7.

OTHER BOARD COMMITTEES

The Board of Directors has no other committees other than the Audit Committee.

ITEM 8.

ASSESSMENTS

The Board of Directors monitors the adequacy of information given to directors, communication between the board and management and the strategic direction and processes of the board and committees.